Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
First Quarter 2013 Earnings Report
All financial information is in U.S. dollars unless otherwise indicated. Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” the “Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries that are consolidated. This management discussion and analysis (“MD&A”) should be read in conjunction with our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 and our audited consolidated financial statements and MD&A for the year ended December 31, 2012.
First Quarter 2013 Results
In the first quarter of 2013, we generated profit of $185 million compared to profit of $188 million for the first quarter of 2012. The slight decline was primarily due to the $22 million write-off of an unamortized discount related to early repayment of our 2025 debentures, offset somewhat by increased margins in our Olefins/Polyolefins business unit.
The Olefins/Polyolefins business unit generated $336 million of operating profit in the first quarter of 2013 versus operating profit of $305 million in the first quarter of 2012. The increase was primarily due to higher margins in the Corunna Olefins and Polyethylene segments, offset somewhat by a decrease in margins in the Joffre Olefins segment.
The Performance Styrenics segment reported operating profit from continuing operations of nil in the first quarter of 2013 versus operating profit from continuing operations of $5 million in the first quarter of 2012. The decline was primarily due to lower margins resulting from higher feedstock costs.
Highlights
In March 2013, we repaid early our $100 million 7.875% debentures due 2025 using cash-on-hand.
In March 2013, our Board of Directors approved full implementation funding of approximately $1 billion for the Polyethylene 1 expansion project at our Joffre complex (the "R3 Project"). Construction on the R3 Project has begun and includes the addition of a world-scale polyethylene reactor and associated equipment, along with substantial infrastructure investments to support this project and existing polyethylene production.
In the first quarter of 2013, our Corunna Olefins segment continued its move to utilize up to 100% natural gas liquids ("NGLs"), which we expect will be fully achieved in early 2014 with the completion of the cracker revamp project. During this quarter, the cracker continued to consume a high percentage of NGLs including increased quantities of ethane/propane ("E/P") mix, in addition to propane and butane, while utilizing existing and partially upgraded equipment. Operating profit was an all time record for the Corunna Olefins segment. We expect the operating profit to increase further as we begin to utilize Marcellus Shale Basin ethane beginning in the third quarter of 2013.
Basis of Presentation
Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012. On January 1, 2013, we adopted certain new and amended IFRSs, which were required to be applied retrospectively. Refer to Note 2 of our unaudited interim condensed consolidated financial statements for details of the new and amended IFRSs and impacts to our consolidated financial statements.

NOVA Chemicals Financial Highlights
	Three Months Ended
(millions of U.S. dollars)	March 31 2013	March 31 2012
		Restated (1)
Revenue	$1,251	$1,341

Operating profit from continuing operations (2)
Olefins/Polyolefins (3)	$336	$305
Performance Styrenics	—	5
Operating profit from the businesses from continuing operations (4)	336	310
Corporate costs	(46)	(25)
Operating profit from continuing operations	$290	$285

Profit for the period	$185	$188

Cash provided by operating activities	$46	$232

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

(2)	Profit from continuing operations before finance costs, net, income taxes and other losses, net. See Supplemental Measures.

(3)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(4)	See Supplemental Measures.

Review of Business Results
OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights
	Three Months Ended
(millions of U.S. dollars, except as noted)	March 31 2013	March 31 2012
		Restated (1)
Revenue	$1,186	$1,268
Operating profit (loss) (2)
Joffre Olefins	$183	$303
Corunna Olefins	116	45
Polyethylene	61	(5)
Eliminations	(24)	(38)
Total operating profit	$336	$305
Depreciation and amortization	$73	$68
Capital spending	$76	$33
Polyethylene sales volume (millions of pounds) (3)	877	805

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

(2)	See Supplemental Measures.

(3)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average
(U.S. dollars per pound, except as noted)	March 31 2013	March 31 2012
Principal Products:
Ethylene (2)	$0.48	$0.55
Polyethylene — linear low density butene liner (3)	$0.70	$0.74
Polyethylene — weighted-average benchmark (3)	$0.73	$0.76
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$3.17	$2.14
NYMEX natural gas (dollars per mmBTU) (4)	$3.35	$2.77
WTI crude oil (dollars per barrel) (5)	$94.37	$102.93

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: IHS Chemical U.S. Gulf Coast Net Transaction Price.

(3)	Source: Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)	Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.
Review of Operations
Operating profit was $336 million in the first quarter of 2013 compared to operating profit of $305 million in the first quarter of 2012. The increase was primarily due to higher margins in the Corunna Olefins and Polyethylene segments, offset somewhat by lower margins in the Joffre Olefins segment.
Capital spending in the first quarter of 2013 more than doubled compared to the same period in 2012 primarily due to increased spending on the NOVA 2020 growth projects.
Joffre Olefins
First Quarter 2013 Versus First Quarter 2012
Joffre Olefins reported operating profit of $183 million in the first quarter of 2013, down from $303 million in the first quarter of 2012. The decline was primarily due to higher feedstocks costs combined with lower selling prices. Feedstock costs were higher as average AECO natural gas prices increased by nearly 50% in the first quarter of 2013 compared to the first quarter of 2012, while the average ethylene net transaction price was lower by approximately 13%.
In April 2013, we and Inter Pipeline Fund entered into an agreement for Inter Pipeline Fund to continue to supply us with ethane from their Cochrane extraction plant in Alberta, Canada, through 2024.

In April 2013, we began to utilize a new ethylene storage cavern under a long-term agreement to supplement our existing storage capacity.
We have entered into an agreement with Vantage Pipeline Canada ULC/Vantage Pipeline US LP ("Vantage") to be the physical operator of the Vantage Pipeline, which is currently under construction by Vantage. The pipeline will transport ethane from Hess Corporations' Tioga gas plant in North Dakota into the existing Alberta Ethane Gathering System ("AEGS") that we also physically operate. We expect to begin receiving ethane from the Vantage Pipeline in the fourth quarter of 2013, pending receipt of final regulatory approvals and completion of construction.
Corunna Olefins
First Quarter 2013 Versus First Quarter 2012
Corunna Olefins reported operating profit of $116 million in the first quarter of 2013, an increase from operating profit of $45 million in the first quarter of 2012, primarily due to an increase in margins as feedstock costs declined more than sales prices. In late June 2012, we began to utilize E/P mix in our feedstock slate, which, in addition to the lower costs for all of our other sources of feedstock, contributed to the significantly lower average feedstock cost compared to the first quarter of 2012.
WTI crude oil costs declined approximately 8% in the first quarter of 2013 compared to the first quarter of 2012, while industry average propane costs declined by over 30%. In the first quarter of 2013, the industry average butadiene price declined by more than 35% compared to the first quarter of 2012, while the industry average chemical grade propylene price increased by nearly 10%.
Polyethylene
First Quarter 2013 Versus First Quarter 2012
The Polyethylene segment reported operating profit of $61 million in the first quarter of 2013, up from an operating loss of $5 million in the first quarter of 2012. The improvement was primarily due to higher sales volumes and increased margins, as feedstock costs declined more than selling prices. The average North American industry linear-low density polyethylene butene liner price was $0.70 per pound in the first quarter of 2013, lower than the $0.74 per pound average for the first quarter of 2012, according to Townsend Polymer Services and Information.
In January 2013, we returned our Mooretown low-density polyethylene facility to commercial operation at its full capacity. We are progressing faster than expected with the requalification of commercial grades and re-entry into the low-density polyethylene market. We have filed an initial insurance claim for business interruption and property damage which could cover some of our financial losses. Through April 2013, we received interim claim payments for business interruption coverage totaling $15 million.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations
	Three Months Ended
(millions of U.S. dollars, except as noted)	March 31 2013	March 31 2012
Revenue	$77	$87
Operating profit (1)	$—	$5
Capital spending	$1	$—
Sales volume (millions of pounds) (2)	61	67
(1)     See Supplemental Measures.
(2)     Third-party sales.

Average Benchmark Prices (1)
	Three Month Average
(U.S. dollars per pound)	March 31 2013	March 31 2012
Styrene Monomer	$0.86	$0.74
Expandable Polystyrene	$1.14	$1.06
(1)     Source:  IHS Chemical. Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
Review of Operations
First Quarter 2013 Versus First Quarter 2012
The Performance Styrenics segment reported operating profit from continuing operations of nil in the first quarter of 2013 compared to operating profit from continuing operations of $5 million in the first quarter of 2012. The decrease was primarily due to higher feedstocks costs offset somewhat by higher expandable polystyrene ("EPS") selling prices.
The industry average selling price of EPS increased by 8% in the first quarter of 2013 compared to the first quarter of 2012, while the industry average cost of styrene monomer increased by 16%.
Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Olefins segments to our Polyethylene segment. We accounted for the change on a prospective basis. Operating profit for the Performance Styrenics segment and eliminations would have been approximately $2 million lower for the first three months of 2012 if we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2012.
Discontinued Operations
During 2012, we sold the majority of our building and construction businesses and assets that were collectively known as SYNTHEON. Associated results of operations and cash flows are separately reported as discontinued operations for the three months ended March 31, 2012.

CORPORATE

	Three Months Ended
(millions of U.S. dollars)	March 31 2013	March 31 2012
		Restated (1)
Corporate operating costs	$(40)	$(27)
Mark-to-market feedstock derivatives (2)	(2)	—
Foreign exchange (loss) gain	(1)	4
Depreciation and amortization	(3)	(2)
Operating loss from continuing operations (3)	$(46)	$(25)

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

(2)
We are required to record on the statement of financial position the market value of open derivative positions which either do not qualify for hedge accounting treatment or are not designated by us as qualifying hedges. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(3)	See Supplemental Measures.
Corporate Operating Costs
Corporate operating costs increased during the first quarter of 2013 as compared to the first quarter of 2012 primarily due to an increase in fixed costs. Corporate operating costs in the first quarter of 2012 were offset by the reversal of a decommissioning provision as it was determined that the obligation is the responsibility of a third party.
Mark-to-Market Feedstock Derivatives
During the first quarter of 2013, we recorded an unrealized loss of $2 million in the mark-to-market value of our open feedstock positions. During the second quarter of 2012, we entered into trades that lock-in ethane spreads on small volumes of ethane/propane mix that extend through the second quarter of 2013. From time-to-time, we lock-in the pricing on a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts and our portfolio also includes trades to re-price feedstock inventory (excluding ethane), and lock-in at a fixed price, small volumes of our winter natural gas requirements. During the first quarter of 2012, there was no change in the mark-to-market value of our open feedstock positions.

Changes in Profit
(millions of U.S. dollars)	Q1 2013 Compared to Q1 2012
Higher operating margin(1)	$14
Higher research and development	(1)
Lower sales and marketing	1
Higher general and administrative	(9)
Higher finance costs, net	(11)
Higher other losses, net	(3)
Higher profit from discontinued operations	6
Decrease in profit	$(3)
(1)     Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).
Profit decreased slightly during the first quarter of 2013 compared to the first quarter of 2012 primarily due to an increase in finance costs related to the early repayment of the 2025 debentures, offset somewhat by increased margins in our Olefins/Polyolefins business unit.
Finance costs, net, were higher during the first quarter of 2013 compared to the first quarter of 2012 primarily due to the write-off of an unamortized discount of $22 million related to our $100 million 7.875% debentures due 2025, which we called early and repaid in March 2013, offset by a decrease in finance costs due to the repayments of our $400 million 6.5% notes and $400 million floating senior notes in January 2012 and October 2012, respectively.

Capitalization, Liquidity and Cash Flow

Capitalization
(millions of U.S. dollars)	March 31 2013	December 31 2012
Long-term debt due within one year	$2	$3
Long-term debt	713	791
Less: cash and cash equivalents	(499)	(653)
Total debt, net of cash and cash equivalents	$216	$141
Total equity	$2,943	$2,859
Quarterly increase (decrease) in total debt, net of cash (1)	$75	$(134)
(1)    Benchmarked against the previous applicable quarter.
Liquidity
We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. Our total liquidity at March 31, 2013 was $1,045 million, compared to $1,197 million at December 31, 2012.
We have three revolving credit facilities totaling $565 million as of March 31, 2013 and December 31, 2012. As of March 31, 2013 and December 31, 2012, we had utilized $19 million and $21 million, respectively, of our revolving credit facilities.
In March 2013, we repaid our $100 million 7.875% debentures due 2025 early, using cash-on-hand.
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At March 31, 2013 and December 31, 2012, there were no outstanding balances under the programs. At March 31, 2013 and December 31, 2012, the maximum funding availability of the programs was $225 million.
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at March 31, 2013.
Inflows and Outflows of Cash
During the first quarter of 2013, we generated $46 million in cash from operating activities. Funds from operations were $346 million. Working capital increased by $233 million primarily due to increased receivables from higher sales volumes and selling prices, higher finished goods inventory volumes and decreased payables due to a decline in raw material purchases. Capital expenditures and turnaround costs totaled $82 million for the first quarter of 2013. In March 2013, we repaid early our $100 million 7.875% debentures due in 2025. The net decrease in cash and cash equivalents for the first quarter of 2013 was $154 million.
In March 2013, our Board of Directors approved, and we accrued, a $150 million distribution to our shareholder, which was paid in April 2013. The distribution occurred by a reduction of our stated capital account maintained for our common shares.
Feedstock Derivative Positions
We maintain a derivatives program to manage risk associated with our feedstock purchases. We recorded an after-tax gain of $2 million on realized positions in the first quarter of 2013, compared to no net after-tax gain or loss in the first quarter of 2012.
Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See Mark-to-Market Feedstock Derivatives in "Corporate" above for more details.

Supplemental Measures
We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We believe that certain non-GAAP financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

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Operating Profit From Continuing Operations — profit from continuing operations before finance costs, net, income taxes and other gains and losses. This measure assists readers in analyzing our profit from continuing operations.

	Three Months Ended
(millions of U.S. dollars)	March 31 2013	March 31 2012
		Restated (1)
Reconciliation of operating profit from continuing operations to profit for the period
Operating profit from continuing operations	$290	$285
Finance costs, net	(44)	(33)
Other losses, net	(5)	(2)
Income tax expense	(56)	(56)
Profit from continuing operations	185	194
Loss from discontinued operations, net of tax	—	(6)
Profit for the period	$185	$188

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

•
Operating Profit from the Businesses from Continuing Operations — represents operating profit from continuing operations from the Olefins/Polyolefins business unit and the Performance Styrenics segment. This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

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Senior Debt-to-Cash Flow — equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our financial covenant.

•
Consolidated Cash Flow — equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling 12 months. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

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Debt-to-Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

•
Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•
Consolidated Shareholder’s Equity — equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

NOVA Chemicals Corporation
Notice of Disclosure of Non-auditor Review of Interim Financial Statements for the periods ended March 31, 2013 and 2012

The accompanying unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the interim periods ended March 31, 2013 and 2012, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are the responsibility of the Company's management.
Our independent auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Dated May 7, 2013.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements
		Three Months Ended
(unaudited, millions of U.S. dollars)	Notes	March 31 2013	March 31 2012
			Restated (1)
Revenue		$1,251	$1,341

Feedstock and operating costs		893	997
Research and development		11	10
Sales and marketing		7	8
General and administrative		50	41
		961	1,056
Operating profit from continuing operations		290	285

Finance costs, net	5	(44)	(33)
Other losses, net		(5)	(2)
		(49)	(35)
Profit before income taxes from continuing operations		241	250
Income tax expense	6	(56)	(56)
Profit from continuing operations		185	194
Loss from discontinued operations, net of tax	7	—	(6)
Profit for the period		$185	$188

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
		Three Months Ended
(unaudited, millions of U.S. dollars)	Notes	March 31 2013	March 31 2012
			Restated (1)
Profit for the period		$185	$188

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations from discontinued operations		—	1
Net gain on available-for-sale investments		1	—
		1	1
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) arising from employee benefit plan liabilities	3	62	(1)
Income tax effect	6	(14)	—
		48	(1)
Other comprehensive income for the period, net of tax		49	—
Total comprehensive income for the period, net of tax		$234	$188

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position
(unaudited, millions of U.S. dollars)	Notes	March 31 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents		$499	$653
Trade and other receivables		520	458
Inventories		537	466
Income taxes receivable		51	51
Other current assets		54	48
		1,661	1,676
Intangible assets		393	400
Other non-current assets		48	39
Deferred tax asset		5	15
Property, plant and equipment	8	3,490	3,479
		$5,597	$5,609
Liabilities and Equity
Current liabilities
Trade and other payables		$374	$433
Other current liabilities		233	100
Income taxes payable		34	28
Provisions	10	32	32
Long-term debt due within one year	9	2	3
		675	596
Long-term debt	9	713	791
Other non-current liabilities		46	55
Employee benefit plan liability	3	373	452
Provisions	10	105	106
Deferred tax liability		742	750
		2,654	2,750
Equity
Issued capital		636	786
Other components of equity		1	—
Retained earnings		2,306	2,073
		2,943	2,859
		$5,597	$5,609

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity
(unaudited, millions of U.S. dollars)	Issued capital	Available-for-sale reserve	Foreign currency translation reserve	Retained earnings	Total equity
At December 31, 2011	$786	$—	$(3)	$1,597	$2,380
Profit for the period - restated(1)	—	—	—	188	188
Other comprehensive income (loss) - restated(1)	—	—	1	(1)	—
Total comprehensive income	—	—	1	187	188
At March 31, 2012	$786	$—	$(2)	$1,784	$2,568

At December 31, 2012	$786	$—	$—	$2,073	$2,859
Profit for the period	—	—	—	185	185
Other comprehensive income	—	1	—	48	49
Total comprehensive income	—	1	—	233	234
Distribution (see Note 12)	(150)	—	—	—	(150)
At March 31, 2013	$636	$1	$—	$2,306	$2,943

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows
	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2013	March 31 2012
		Restated (1)
Operating activities
Profit before tax	$241	$244
Loss from discontinued operations, net of tax	—	6
Profit before tax from continuing operations	241	250
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	76	70
Unrealized loss on derivatives	2	—
Unrealized foreign exchange loss	2	—
Movements in provisions and pensions	(19)	(15)
Finance costs	44	33
	346	338
Working capital adjustments:
Trade and other receivables	(61)	(10)
Inventories	(70)	8
Other current assets	(10)	(9)
Trade and other payables	(60)	28
Other current liabilities	(32)	(23)
	(233)	(6)
Changes in other non-current assets and liabilities	(5)	(3)
	(238)	(9)
Interest received	—	1
Income tax payments, net of refunds	(62)	(95)
Cash provided by operating activities from continuing operations	46	235
Cash used in operating activities from discontinued operations	—	(3)
Cash provided by operating activities	46	232
Investing activities
Purchase of property, plant and equipment	(74)	(34)
Capitalized interest	(3)	—
Turnaround costs	(5)	(3)
Purchase of available-for-sale investments	(18)	—
Proceeds from sale of available-for-sale investments	4	—
Repayment of receivable from sale of business	1	—
Proceeds from disposal of property, plant and equipment	2	—
Cash used in investing activities	(93)	(37)
Financing activities
Long-term debt repayments	(101)	(400)
Increase in accounts receivable securitization funding	—	37
Interest paid	(6)	(23)
Distribution paid	—	(75)
Cash used in financing activities	(107)	(461)
Decrease in cash and cash equivalents	(154)	(266)
Cash and cash equivalents, beginning of period	653	960
Cash and cash equivalents, end of period	$499	$694

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
(unaudited, millions of U.S. dollars, unless otherwise noted)
1.     Corporate information
These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three months ended March 31, 2013 and 2012 were authorized for issue in accordance with a resolution adopted by the audit committee of our Board of Directors on April 30, 2013. NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5. Where used in these financial statements, “NOVA Chemicals” or the “Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.
2.     Basis of preparation and accounting policies
Basis of preparation
Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012.
The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2012, except for the changes discussed below.
Changes in accounting policies and disclosures
New and amended standards and interpretations
Our accounting policies adopted are consistent with those of the prior period, except for the following amended standards effective as of January 1, 2013:
IAS 1, Presentation of Items of Other Comprehensive Income - Amendments to IAS 1
The amendments to IAS 1 improve the quality of the presentation of other comprehensive income ("OCI"). The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 were adopted on January 1, 2013. The amendment affected presentation only and had no impact on our financial position or performance. The changes required by the amendments are reflected in our consolidated statements of comprehensive income.
IAS 19, Employee Benefits (Revised 2011)
IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations affect its financial position, financial performance and cash flow. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the 'corridor method', and impacts the net benefit expense as the expected return on plan assets is calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. We adopted the amendments to IAS 19 on January 1, 2013 and have included our updated accounting policy for pension and other post-employment benefits below.
The amended standard required retrospective application and had the following impacts to our unaudited interim consolidated financial statements:

Three Months Ended
(unaudited, millions of U.S. dollars)	March 31, 2012
Increase in feedstock and operating costs	$3
Increase in general and administrative expense	$1
Decrease in operating income	$4
Decrease in income tax expense	$1
Decrease in profit	$3

Increase in other comprehensive income	$3
Pensions and other post-employment benefits
We sponsor both defined benefit and defined contribution plans covering substantially all employees.
The cost of providing benefits under defined benefit plans is determined separately for each plan using the projected unit credit method and is expensed as employees provide services. Past service costs arising from plan amendments or curtailments are recognized as an expense at the earlier of the date of the plan amendment or curtailment occurs or when related restructuring costs or termination benefits are recognized. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods.
The defined benefit asset or liability is the present value of the defined benefit obligation, less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligation is measured using a discount rate based on high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension liabilities. The fair value for plan assets is based on market price information. The value of any defined benefit asset recognized on the statement of financial position is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
The cost of defined contribution benefits is expensed as earned by employees. In North America, we also provide medical care and life insurance benefits to eligible retirees and their dependents. These benefits are unfunded and are expensed as the employees provide service.
IFRS 7, Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7
These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. The disclosures provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 were adopted on January 1, 2013 and did not have a material impact on our interim condensed consolidated financial statements.
IFRS 10, Consolidated Financial Statements
IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in Standing Interpretations Committee ("SIC") 12, Consolidation — Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 establishes a single control model that applies to all entities, including special purpose entities. The changes introduced by IFRS 10 require management to exercise judgment to determine which entities are controlled and therefore required to be consolidated. IFRS 10 was subsequently amended to clarify the transition guidance and limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The adoption of IFRS 10 did not have an impact on our consolidated financial statements.
IFRS 11, Joint Arrangements
IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC 13, Jointly-controlled Entities - Non-monetary Contributions by Venturers and provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as was previously the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring a single method (the equity method) to account for interests in joint ventures. In conjunction with the issuance of IFRS 11, IAS 28, Investments in Associates and Joint Ventures, was amended. An entity should apply IFRS 11 to determine the type of joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity should recognize an investment and account for it using the equity method in accordance with IAS 28 (as amended in 2011), unless the entity is exempt from applying the equity method as specified in the standard. IFRS 11 was subsequently amended to limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The adoption of IFRS 11 did not have an impact on our consolidated financial statements.
IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 includes a number of new disclosures, but has no impact on our financial position or performance. IFRS 12 was subsequently amended to limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The disclosures required by this standard and amendment will be reflected in our consolidated financial statements for the year ended December 31, 2013.
IFRS 13, Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of IFRS 13 did not have an impact on our consolidated financial statements.
Annual Improvements to IFRSs: 2009 - 2011 Cycle
The Annual Improvements to IFRSs: 2009 - 2011 Cycle were issued as a result of the IASB's annual improvement process which incorporates amendments to various standards. The improvement to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period. The improvement to IAS 16, Property Plant and Equipment, clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not in inventory. The improvement to IAS 32, Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12, Income Taxes . The improvement to IAS 34, Interim Financial Reporting, aligns the disclosure requirements for total segment assets with total segment liabilities in the interim financial statements. The amendments were adopted on January 1, 2013 and did not have an impact on our consolidated financial statements.
3.     Significant accounting judgments, estimates and assumptions
The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Except as described below, the judgments, estimates and assumptions applied in our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2013, including the key sources of estimation uncertainty were the same as those applied in our audited consolidated financial statements for the year ended December 31, 2012.
Pension and post-retirement benefits
The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets. All significant assumptions and asset values are reviewed at each reporting date.
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
Given the increase in interest rates during the first three months of 2013, management increased the discount rates used in determining our pension and post-retirement obligations and applied actual asset values as of March 31, 2013. These changes decreased our employee benefit plan liability by $55 million in 2013, and increased other comprehensive income and equity by $43 million for the three months ended March 31, 2013.
Determining whether an arrangement contains a lease
International Financial Reporting Interpretations Committee ("IFRIC") 4, Determining Whether an Arrangement Contains a Lease requires that determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

•	fulfillment of the arrangement is dependent on the use of a specified asset or assets; and

•	the arrangement conveys a right to use the asset.
During Q1 2013, we entered into various feedstock and storage agreements. Management expects that based on evaluation of the terms and conditions that the feedstock supply arrangements do not meet both criteria under IFRIC 4 and therefore do not contain leases; and that the storage arrangements meet both criteria under IFRIC 4 and therefore do contain leases. Under IAS 17, Leases, one of these storage arrangements was determined to be an operating lease, and assessment is in progress for the other.
4.     Segmented information
The following tables provide information for each reportable operating segment.

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2013	March 31 2012
Revenue
Joffre Olefins	$473	$535
Corunna Olefins	563	636
Polyethylene	582	561
Performance Styrenics	77	87
Eliminations	(444)	(478)
	$1,251	$1,341

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2013	March 31 2012
Operating profit (loss) from continuing operations		Restated (1)
Joffre Olefins	$183	$303
Corunna Olefins	116	45
Polyethylene	61	(5)
Performance Styrenics	—	5
Corporate	(46)	(25)
Eliminations	(24)	(38)
Operating profit from continuing operations	$290	$285
Finance costs, net	(44)	(33)
Other losses, net	(5)	(2)
Profit before income taxes from continuing operations	$241	$250

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2013	March 31 2012
Depreciation and amortization
Joffre Olefins	$38	$38
Corunna Olefins	12	10
Polyethylene	23	20
Corporate	3	2
	$76	$70

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2013	March 31 2012
Capital Spending
Joffre Olefins	$14	$9
Corunna Olefins	33	11
Polyethylene	29	13
Performance Styrenics	1	—
Corporate	—	1
	$77	$34

(unaudited, millions of U.S. dollars)	March 31 2013	December 31 2012
Assets
Joffre Olefins	$2,341	$2,351
Corunna Olefins	756	661
Polyethylene	1,799	1,715
Performance Styrenics	110	106
Corporate	645	799
Eliminations	(54)	(23)
	$5,597	$5,609

5.    Finance costs

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2013	March 31 2012
Interest on long-term debt (1)	$42	$28
Interest on securitizations and other	4	5
Accretion of decommissioning provisions	1	1
Finance costs	47	34
Capitalized borrowing costs	(3)	—
Finance income	—	(1)
Finance costs, net	$44	$33

(1)	For the three months ended March 31, 2013, includes $22 million write-off of the unamortized discount related to our $100 million 7.875% debentures, which we called early and repaid in March 2013.
6.    Income taxes

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2013	March 31 2012
		Restated (1)
Profit before income taxes from continuing operations	$241	$250
Statutory income tax rate	25.0%	25.0%
Computed income tax expense	60	63
Increase (decrease) in taxes resulting from:
Higher effective foreign tax rates	1	—
Unrecognized loss carryforwards	(4)	(6)
Other	(1)	(1)
Income tax expense	$56	$56

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.
The major components of income tax expense in the unaudited interim consolidated income statements are:

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2013	March 31 2012
		Restated (1)
Income taxes
Current income tax expense	$78	$79
Deferred income tax recovery	(22)	(23)
Income tax expense	56	56
Income tax expense recognized in other comprehensive income	14	—
Total income taxes	$70	$56

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.
7.    Assets and liabilities held for sale and discontinued operations
INEOS NOVA joint venture
On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The sale closed on February 28, 2011. However, other pension liabilities that were estimated as of closing were not finalized until we received regulatory approval in April 2012. Associated results of operations and cash flows are separately reported as discontinued operations for the three months ended March 31, 2012.
SYNTHEON
During 2012, we sold the majority of our building and construction businesses and assets that were collectively known as SYNTHEON. Associated results of operations and cash flows are separately reported as discontinued operations for three months ended March 31, 2012.

Summarized financial information for our 50% interest in the former INEOS NOVA joint venture (“INJV”) and SYNTHEON are presented below:

	Three Months Ended
	March 31, 2012
(unaudited, millions of U.S. dollars)	INJV	SYNTHEON	Total
Revenues	$—	$7	$7

Loss from discontinued operations, before tax	$—	$(6)	$(6)
Loss from discontinued operations, net of tax	$—	$(6)	$(6)
8.   Property, plant and equipment

(unaudited, millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At December 31, 2012	$44	$3,973	$14	$17	$9	$9	$243	$4,309
Additions	—	9	—	—	—	—	73	82
Disposals	—	(4)	—	—	—	—	—	(4)
Transfers	—	21	—	—	—	—	(21)	—
At March 31, 2013	$44	$3,999	$14	$17	$9	$9	$295	$4,387
Depreciation
At December 31, 2012	$—	$806	$5	$11	$2	$2	$4	$830
Depreciation	—	66	1	2	—	—	—	69
Disposals	—	(2)	—	—	—	—	—	(2)
Transfers	—	—	—	—	—	—	—	—
At March 31, 2013	$—	$870	$6	$13	$2	$2	$4	$897
Net book value
At March 31, 2013	$44	$3,129	$8	$4	$7	$7	$291	$3,490
At December 31, 2012	$44	$3,167	$9	$6	$7	$7	$239	$3,479
Capitalized borrowing costs
The amount of borrowing costs capitalized during the three months ended March 31, 2013 and 2012 was $3 million and nil, respectively. A weighted average borrowing rate of approximately 8% was used to determine the amount of costs eligible for capitalization for the three months ended March 31, 2013.
Capital commitments
See Note 11 for capital commitments.

9.     Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		March 31 2013	December 31 2012
Revolving credit facilities	2013 - 2016	(1)	$—	$—
Unsecured debentures and notes:
$350	2016	(2)	344	344
$350	2019	(2)	343	342
$100	2025	(2)	—	78
			$687	$764
Accounts receivable securitization programs	2014-2015		—	—
Other debt	2019-2020		28	30
Total			$715	$794
Less long-term debt due within one year			(2)	(3)
Long-term debt			$713	$791

(1)	As of March 31, 2013, three facilities totaling $565 million: $425 million due December 17, 2016, $40 million due September 20, 2013 and $100 million due September 20, 2015.

(2)	Callable at the option of the Company at any time.
We have three revolving credit facilities totaling $565 million as of March 31, 2013 and December 31, 2012. As of March 31, 2013 and December 31, 2012, we had utilized $19 million and $21 million, respectively, of our revolving credit facilities.
In March 2013, we repaid our $100 million 7.875% debentures due 2025 early, using cash-on-hand.
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At March 31, 2013 and December 31, 2012, there were no outstanding balances under the programs. At March 31, 2013 and December 31, 2012, the maximum funding availability of the programs was $225 million.
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at March 31, 2013.
As of March 31, 2013 and December 31, 2012, we had $80 million outstanding on our standby letter of credit facility.
10.     Provisions

(unaudited, millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At December 31, 2011	$1	$101	$5	$107	$214
Additions	1	—	1	2	4
Interest expense	—	4	—	—	4
Utilized	(2)	—	—	(78)	(80)
Reversed	—	(6)	—	—	(6)
Foreign exchange	—	2	—	—	2
At December 31, 2012	$—	$101	$6	$31	$138
Additions	1	—	—	—	1
Interest expense	—	1	—	—	1
Utilized	(1)	—	—	—	(1)
Foreign exchange	—	(2)	—	—	(2)
At March 31, 2013	$—	$100	$6	$31	$137

Classified as:	March 31 2013	December 31 2012
Current	$32	$32
Non-current	105	106
	$137	$138

11. Commitments and contingencies
Legal claims and contingent liabilities
We are involved in litigation from time-to-time in the ordinary course of business. Provisions and contingent liabilities related to legal claims are recorded in accordance with the policies described in our audited consolidated financial statements for the year ended December 31, 2012.
Legal claims often involve highly complex issues, actual damages, and other matters. These issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimate of damages are often difficult to determine. For contingent liabilities, we have disclosed the claims below, but have not recorded a provision of the potential outcome of these claims and we are unable to make an estimate of the expected financial effect that will result from ultimate resolution of the proceedings.
We have recorded a provision for claims which we are able to make an estimate of the expected loss or range of possible loss, but believe that the publication of this information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, for these claims, we have disclosed information with respect to the nature of the contingency, but not an estimate of the range of potential loss or any provision accrued.
We believe that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these claims, we could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period. We consider it unlikely that any such judgments could have a material adverse effect on our liquidity or financial position.
In 2005, The Dow Chemical Company ("Dow Chemical") filed a complaint against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in verdict against us that awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. In addition, the District Court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. We appealed the verdict to the Court of Appeals for the Federal Circuit (the "CAFC"), which affirmed the District Court ruling. To stay execution (i.e., collection) of the money judgment pending the outcome of any appeal, we posted a bond. The bond was secured with cash collateral in the amount of $85 million. In February 2012, we petitioned the CAFC for an en banc (all members of the CAFC) review of the panel decision, which was denied, and, in August 2012, we filed a petition for Certiorari (review) with the U.S. Supreme Court, which was denied in October 2012. After our petition for Certiorari was denied, we paid Dow Chemical approximately $77 million, the bond was terminated and the $85 million of cash collateral was released. We continue to explore our options with respect to this litigation. A Supplemental Damages Bench Trial was held on April 30, 2013 and May 1, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011.
In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue is scheduled to commence in September 2013 and, if necessary, a subsequent trial to determine damages will be held at a future date. It is too early for us to assess the potential outcome of this litigation, including any financial impact.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount claimed is approximately $300 million. Dow has also claimed for further losses and damages in an amount to be proven at the trial of this action, therefore the amount claimed will increase. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is approximately $700 million.
Capital commitments
In March 2013, our Board of Directors approved full implementation funding of approximately $1 billion for the Polyethylene 1 expansion project at our Joffre complex (the "R3 Project"). Construction on the R3 Project has begun and includes the addition of a world-scale polyethylene reactor and associated equipment, along with substantial infrastructure investments to support this project and existing polyethylene production.
At March 31, 2013, we had capital commitments of $193 million, of which $134 million relates to NOVA 2020 growth projects, including $67 million and $51 million for the R3 Project and Corunna Revamp project, respectively.

12. Subsequent Events
Ethane supply agreement
In April 2013, we and Inter Pipeline Fund entered into an agreement for Inter Pipeline Fund to continue to supply us with ethane from their Cochrane extraction plant in Alberta, Canada, through 2024.
Shareholder distribution
In April 2013, we paid a $150 million distribution to our shareholder for the 2012 financial year which was approved by our Board of Directors during the first quarter of 2013 and is included in other current liabilities on our consolidated statement of financial position as of March 31, 2013. The distribution occurred by a reduction of our stated capital account maintained for our common shares.

Forward-Looking Statements
This earnings report contains forward-looking statements with respect to NOVA Chemicals. By its nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Specific forward-looking statements contained in this earnings report include, among others, statements regarding: the timing of completion of our Corunna cracker revamp project and our ability to utilize up to 100% NGLs at our Corunna facility; our expectation that our Corunna Olefins' operating profit will increase as we begin to use Marcellus Shale based ethane; our progress made re-qualifying commercial grades and re-entering the low-density polyethylene market; our expectation that we will begin receiving ethane from the Vantage Pipeline in the fourth quarter of 2013, pending receipt of final regulatory approvals and completion of construction; and our beliefs regarding our litigation with Dow Chemical. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on March 1, 2013 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.
Trademark Information
is a registered trademark of NOVA Brands Ltd.; authorized use.
SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

INVESTOR INFORMATION
Contact Information
Phone:(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5L5

For investors and media inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: (412) 490-4952
E-mail: markowp@novachem.com

NOVA Chemicals files additional information with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone: 1-800-387-0825 (Canada/US) or (416) 682-3860 (outside Canada/US); e-mail: inquiries@canstockta.com. Non-registered shareholders should contact their broker or other intermediary for details.

If any holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.